SilverCrest Announces Final Connection to Powerline;

Release of Inaugural TCFD and Water Stewardship Reports

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 30, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is proud to release its inaugural Task Force for Climate Related Financial Disclosure ("TCFD") report and a corresponding Water Stewardship report based on conclusions from the TCFD report. SilverCrest is also pleased to announce the completion and final permanent connection of its 33 kilovolt ("KV") electrical powerline (the "Powerline") for the Company's Las Chispas Mine ("Las Chispas") located in Sonora, Mexico.

N. Eric Fier, CEO, remarked, "We are satisfied that the powerline is finally complete and fully energized to ensure adequate permanent electricity for Las Chispas. We look forward to concluding a milestone year which has included the on time and on budget construction of Las Chispas, ramp up of the mine and plant, declaration of commercial production, refinancing of debt and now the issuance of our inaugural TCFD and Water Stewardship reports. These reports are part of our continued commitment to being responsible partners in our communities and to use our resources to continually strive to enrich the lives of our stakeholders."

Chris Ritchie, President commented, "We chose to embrace the TCFD process early in our mine life so that we could understand the risks and opportunities that climate change posed to both our assets and the local communities in which we operate. This process enabled us to learn that water is the largest climate related issue for us, which encouraged early development of a meaningful water stewardship strategy.  We are excited to work with our local farming and ranching communities to build long term economic and social resilience."

In May 2019, the Company's Board of Directors established a Safety, Environmental and Social Sustainability ("SESS") Committee to oversee corporate performance regarding environmental, social and governance ("ESG") and sustainability. Since 2020, SilverCrest's ESG performance has been included in the Corporate Key Performance Indicators ("KPI's") and directly relates to the compensation of the team. The Company has also established an ESG and climate management structure extending from corporate headquarter to the operational team in Mexico. Establishing this framework was a critical step to track, manage, and disclose findings as well as continuously look for ways to improve.

Powerline

Comision Federal de Electricidad ("CFE") has now completed the refurbishment of a 27 kilometre ("km") section of its infrastructure and connected it to the 54 km section owned by the Company's subsidiary. As a result, Las Chispas now has full grid energization at the design capacity of 7.6 megawatt ("MW"). It is expected that the newly refurbished line will also improve the stability and reliability of the system. As a related benefit, the powerline replaces temporary diesel power generation with subsequent positive environmental impacts.

"We are happy to now have full grid energization with the 7.6 MW capacity expected to be sufficient for the life of mine. We are also satisfied with the deployment of our contingency plan which ultimately helped avoid material impacts to construction, commissioning or metal sales", commented Pierre Beaudoin, COO.

TCFD Report Highlights:

  Engaged a third-party consultant to conduct physical and transition climate risk assessments to identify the key climate risks faced by the Company as well as our local communities.
  The findings of the TCFD report, consultation with government agencies, and third-party reports identified that water is the key climate related risk to the Company's community given the area's heavy reliance upon farming and ranching for their livelihoods.

  The climate risk assessment concluded that the three primary climate related hazards are extreme heat, drought, and flooding.  Additionally, the climate models used highlighted water stress in the region and forecasted droughts to increase in severity and frequency.

As a result of the findings, the Company and SESS Committee moved to develop a water stewardship strategy to address the vulnerabilities and opportunities. The Water Stewardship Report provides stand-alone detailed disclosure on water issues faced by the community and shares the work, investments and progress that have been made relating to climate related risks and water.

Water Stewardship Report Highlights:

  Key operating metrics were established for the Las Chispas operation.
  The farming and ranching community relies heavily on ageing and deteriorating infrastructure that has become extremely vulnerable.
  The inaugural water stewardship plan has been developed as a five-year plan during which the Company has initially committed to invest a total of US$1.5M over 2022-2026.
  The key priorities identified were to (1) ensure efficient transportation of water from the river to the aqueducts servicing the farmers and ranchers, (2) upgrade the gravel aqueducts for efficient delivery so farmers can connect water their fields, (3) fix the sewage system in the community and (4) work to register the community for water concessions so that they become eligible for state and federal level funding for future projects.
  In 2022, SilverCrest's community related efforts included the refurbishment of the water intake valve, upgrade of 1 km of aqueducts (Bamori and Arizpe, Sonora), construction of 235 metres of gabions to protect the aqueducts in Arizpe and 272 metres of underground pipe for the water intake valve, replacement of 800 metres of the sewage system in the town of Arizpe and initiation of work to register the community for water related permits.
  In years 2023 to 2026, the Company plans to work to replace the sewage system in Arizpe, refurbish the aqueducts and work with the local and state level governments to identify and address projects that will benefit the community.

2023 will be the first full year of production for SilverCrest and it will serve as the Company's baseline year in terms of tracking and disclosing ESG related performance. The governance system created is intended to efficiently help monitor and disclose this key data so that we can work to constantly improve.

The full reports can be accessed at https://silvercrestmetals.com/sustainability/reporting where a PDF download is available in English.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and production company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and production assets in Mexico's historic precious metal districts. The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. SilverCrest's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to the timing, costs and completion of the Company's ESG projects between 2023 and 2026. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to the ESG programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and the timing and content of work programs; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:
SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager
Investor Relations and Corporate
Communications
Telephone: +1 (604) 694-1730
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Email: info@silvercrestmetals.com
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